SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of August 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1. Press release dated: August 30, 2006

                              HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2006 SECOND QUARTER RESULTS

UNDER IFRS (UNAUDITED)

•

Q2 operating revenues up 4.6% on good performance of Greek fixed-line and mobile operations

•

RomTelecom experiencing top-line pressure

ATHENS, Greece – August 30, 2006 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced consolidated unaudited results (prepared under IFRS) for the quarter and six months ended June 30, 2006.

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005

IN ACCORDANCE WITH IFRS

€ million except per share data	Q2 06	Q2 05	% Change	H1 06	H1 05	% Change
Revenues	1,431.9	1,369.2	4.6%	2,818.6	2,670.7	5.5%
Operating Income	237.6	232.1	2.4%	465.8	386.8	20.4%
Pre-tax Income	230.5	237.0	-2.7%	433.9	413.9	4.8%
Net Income	112.2	117.2	-4.3%	221.9	196.5	12.9%
Operating Income before Depreciation & Amortization	517.6	504.8	2.5%	1,030.1	949.0	8.5%
Operating Income before Depreciation & Amortization as % of Operating Revenues	36.1%	36.9%	-0.8pp	36.5%	35.5%	1.0pp
Basic EPS (€)	0.2289	0.2391	-4.3%	0.4527	0.4009	12.9%
Cashflow from Operations	416.0	375.1	10.9%	788.8	683.4	15.4%
CAPEX as % of Revenues	16.1%	8.3%	7.8pp	14.2%	8.9%	5.3pp

Commenting on the quarter, Mr. Panagis Vourloumis, Chairman and CEO, noted:

“Our performance in the second quarter of 2006 was roughly in line with our expectations and the guidance we provided earlier this year. Greek fixed-line revenues were up, without contribution from exceptional contracts, reflecting strong take-up of broadband services, while operating expenses are beginning to show the results of our cost-cutting initiatives. Mobile in Greece and internationally is continuing to perform well. In Romania, heightened competition and delays in implementing a needed round of tariff rebalancing affected the quarter's revenues, but we are cautiously optimistic about RomTelecom's ability to maintain its first half margin in the last six months of the year. We continue to operate in a fast-moving environment, where competitive forces and regulatory decisions can have a sharp impact on our performance, but our results in the first six months definitely provide us with a solid platform to meet our full-year targets.”

FINANCIAL HIGHLIGHTS

Revenues

OTE Group Revenues increased by 4.6% in the three months ended June 30, 2006. The increase reflects higher revenues mainly from mobile telephony, ADSL, monthly rentals, and telecom equipment sales, partly offset by lower revenues at RomTelecom.

Operating Expenses

Total Operating Expenses excluding depreciation and amortization amounted to € 914.3 million, 5.7% higher than in the second quarter 2005 results. This increase is mainly attributed to the Group’s fast-growing international mobile operations.

Payroll and Employee Benefits

Payroll and Employee Benefits increased by 1.2% to € 334.5 million in the second quarter of 2006, compared to the second quarter of 2005. The increase is primarily due to RomTelecom, while payroll and employee benefits in Greek fixed-line were down 5.6%.

Other Operating Expenses

Other Operating Expenses increased by 15.9% to € 296.7 million. The increase is largely attributable to higher costs in fast-growing mobile operations, more than offsetting the drop in Other Operating Expenses in Greek fixed-line operations.

Operating income before depreciation and amortization

In the second quarter of 2006, OTE reported consolidated Operating Income before depreciation and amortization of € 517.6 million, an increase of 2.5% from the prior year's quarter. The underlying margin stands at 36.1%, down slightly from the previous year level, reflecting higher expenses in international mobile operations as well as the deterioration of RomTelecom's margin. Conversely, Greek fixed-line operations achieved a significant improvement in operating margin.

Net income

In the quarter OTE Group posted Net Income of € 112.2 million, down 4.3% compared to the second quarter of 2005, primarily due to higher income taxes, reflecting higher operating profitability at Greek fixed-line operations.

Cash flow

Cash provided by operating activities amounted to € 416.0 million for the three months ended June 30, 2006. The 10.9% growth in cash flow from operations reflects higher net income and working capital discipline, and was achieved despite a cash outflow of approximately € 78 million in the quarter related to Greek fixed-line redundancy payments.

Capital Expenditure

Capital expenditure in the second quarter of 2006 totaled € 230.9 million, more than double versus the respective period of 2005, mainly reflecting mobile telephony investments.

Debt

On June 30, 2006, the OTE Group gross debt was € 3,366.3 million, a drop of 2.1% compared to December 31, 2005, while net debt totaled €1,996.1 million, increasing by 3.5% from 2005 year end. The debt break down for June 2006 excludes Armentel’s Cash Balance of € 37.5 million and  € 32.4 million Debt. OTE debt outstanding breaks down as follows:

€ million	June 30 2006	Dec 31 2005	% Change
Short-Term:
-Bank loans	9.8	14.3	-31.5%
Medium & Long-term:
-Bonds	2,601.8	2,598.0	0.1%
-Bank loans	754.7	794.2	-5.0%
-Other loans	-	33.4	-
Total Indebtedness	3,366.3	3,439.9	-2.1%
Cash and Cash equivalents	1,370.2	1,512.2	-9.4%
Net Debt	1,996.1	1,927.7	3.5%

1.

OTE FIXED-LINE

TRAFFIC STATISTICS

Minutes, millions	Q2 2006	Q2 2005	% Change
Local	2,915.2	3,049.8	-4.4%
National Long – Distance	461.8	488.6	-5.5%
International Long – Distance	76.7	86.7	-11.5%
Fixed-to-Mobile	449.8	454.7	-1.1%
Special Calls	49.6	50.3	-1.4%
Total Voice traffic	3,953.1	4,130.1	-4.3%
Subscription Dial-up Internet	2,170.2	3,044.4	-28.7%

OTE estimates that its share of the Greek fixed-line market, as measured in outgoing call minutes (excluding subscription dial-up internet), was approximately 73% in June 2006, unchanged from the previous quarter.

€ million	Q2 06	Q2 05	% Change	H1 06	H1 05	% Change
Revenues	692.6	679.9	1.9%	1,377.3	1,342.7	2.6%
- Basic Monthly Rentals	175.0	165.4	5.8%	344.3	332.7	3.5%
- Fixed to fixed calls	131.0	137.8	-4.9%	268.0	276.9	-3.2%
- Fixed to mobile calls	82.2	86.7	-5.2%	162.0	163.8	-1.1%
- International	49.2	58.7	-16.2%	91.7	113.7	-19.3%
- Other	255.2	231.3	10.3%	511.3	455.6	12.2%
Operating Income	68.7	24.2	183.9%	117.6	44.8	162.5%
Operating income before depreciation and amortization	199.9	157.7	26.8%	383.5	314.7	21.9%
Operating income before depreciation and amortization as % of Operating revenues	28.9%	23.2%	5.7pp	27.8%	23.4%	4.4pp
Depreciation & Amortization	131.2	133.5	-1.7%	265.9	269.9	-1.5%

In the second quarter of 2006, total fixed-line revenues increased by 1.9% to € 692.6 million. Revenues in the second quarter reflect the tariff increase in basic monthly rentals implemented in April, ADSL take-up and sales of telecommunications equipment, more than offsetting the decline in international telephony. The drop in fixed-to-mobile call revenue is due to lower termination rates implemented by the mobile operators and passed on by OTE to its clients. Without the tariff reduction, which has no impact on profitability, revenues from fixed-to-mobile calls would have been roughly unchanged.

As of the end of June 2006, there was a total of over 4.8 million PSTN lines in service, down by 2.5% from the prior year level. ISDN lines (64K) rose by 5.7% to a total of nearly 1.4 million.

In April, OTE launched its first flat-rate packages, enabling customers to purchase monthly bundles of minutes covering all local and national long-distance calls. These packages, part of OTE’s effort to develop targeted solutions for specific customer segments, have been well received in the marketplace and rapidly adopted by high-volume users.

At the end of June 2006, OTE had over 300,000 ADSL customers (approximately 65% retail and 35% wholesale), with the total market amounting to approximately 310,000 customers. This compares to 213,000 and 220,000, respectively, at the end of March 2006. Installed capacity is growing at a rapid pace in order to enable OTE to meet continuing strong market demand for broadband services. OTE remains on track to achieve its target of approximately 500,000 ADSL customers at year end.

Total operating expenses amounted to € 623.9 million, down 4.8% from the second quarter 2005 level. Payroll and employee benefits declined by 5.6% to € 209.1 million, as 3,390 employees had left the company by June 30, 2006. Reflecting delays in securing approval from the authorities, most early retirement departures occurred in the last days of the quarter, limiting their impact on the period’s payroll, which also included adjustments for wage increases relative to the first quarter of 2006.

Other operating expenses declined by 12.1% in the quarter, reaching € 124.3 million, largely driven by a drop in Repairs & Maintenance from an exceptionally high level last year, as well as lower Cost of Materials and Provisions for doubtful accounts, combined with improving control over non revenue-related costs.

Operating Income before depreciation and amortization rose by 26.8% to nearly € 200 million, its highest level in the past two years.

Operating Income before depreciation and amortization as a percentage of operating revenues rose by 5.7 points to 28.9% compared to in 23.2% the second quarter of 2005.

An analysis of the OTE Fixed-line Other Operating Expenses follows:

€ million	Q2 06	Q2 05	% Change	H1 06	H1 05	% Change
Repairs, maintenance, Cost of materials	16.4	34.3	-52.2%	34.0	54.0	-37.0%
Provision for doubtful accounts	18.3	20.0	-8.5%	34.0	40.0	-15.0%
Advertising	6.7	7.7	-13.0%	14.5	16.8	-13.7%
Taxes other than income taxes	-	3.4	-	2.7	5.4	-50.0%
Other	82.9	76.0	9.1%	153.2	148.1	3.4%
-Third party fees	36.4	33.3	9.3%	62.6	62.7	-0.2%
-Travel costs	1.8	2.0	-10.0%	3.1	3.3	-6.1%
-Audiotex	2.3	4.0	-42.5%	4.8	9.1	-47.3%
-Other	42.4	36.7	15.5%	82.7	73.0	13.3%
TOTAL	124.3	141.4	-12.1%	238.4	264.3	-9.8%

2. COSMOTE

SUMMARY CONSOLIDATED RESULTS FOR THE SECOND QUARTER OF 2006

IN ACCORDANCE WITH IFRS (UNAUDITED)

€ million	Cosmote Greece	AMC	GloBul	CosmoFon	Cosmote Romania	Consolidated
						Q2 06	Q2 05	% Change
Revenues	406.8	34.9	82.3	12.8	7.9	540.7	410.9	31.6%
Operating income before depreciation and amortization	170.5	20.1	30.5	1.9	(18.2)	203.6	179.4	13.5%
Operating income before depreciation and amortization as % of Operating revenues	41.9%	57.6%	37.0%	14.5%	N/A	37.7%	43.7%	-6.0pp

During the second quarter of 2006, Cosmote's revenue growth was driven by strong performance in all markets. International operations accounted for approximately 25% of revenues, a percentage which is expected to continue increasing.

In Greece, Cosmote revenues during the second quarter of 2006, compared to those of the second quarter of 2005, rose by 7.2%, boosted by strong growth in telecommunications revenues from higher usage and strong subscriber take up. Cosmote pursued its successful promotion of bundled packages during the first half of 2006, resulting in a 25.3% increase in monthly fees. Blended AMOU continued to rise, reaching 146 minutes during the six months of 2006, mainly driven by post-paid AMOU. Blended ARPU for the same period increased marginally by 1.7% to € 29.7. Cosmote had approximately 4.9 million customers at the end of June 2006, an increase of 11% compared to 2005, and retained its leadership in the Greek mobile market with a market share of 37.4%.

In July 2006, Cosmote launched a new prepaid brand, called “frog mobile”, which appeals to customers interested in the basic use of mobile telephony services, at the most competitive rates. Early data suggest a very positive market reception. In June 2006, Cosmote reduced interconnection rates to its network to € 0.12 per minute from € 0.145 previously.

In Albania, AMC revenues rose by 8.7% during the second quarter of 2006, reaching € 34.9 million, while Operating Income Before Depreciation and Amortization increased by 4.3% reaching € 20.1 million. AMC held a market share of approximately 52% at the end of June 2006 and retained its high profitability level in a maturing market. Blended AMOU for the first half reached 61 minutes, compared to 65 minutes a year ago, while blended ARPU for the same period stood at € 15.

In Bulgaria, Globul revenues rose by 29.6% during the second quarter of 2006, reaching € 82.3 million, while Operating Income Before Depreciation and Amortization increased by 44.7% reaching € 30.5 million for a margin of 37%. Globul held a market share of approximately 39% at the end of June 2006. Blended AMOU for the first half reached 72 minutes, compared to 59 minutes a year ago, while blended ARPU for the same period stood at € 11.

In FYROM, CosmoFon posted a 14.5% Operating Income Before Depreciation and Amortization margin and a 39.7% revenue increase in the second quarter of 2006. The company’s market share stood at 33%. Blended AMOU for the first half reached 51 minutes, compared to 45 minutes a year ago, while blended ARPU for the same period stood at € 9.

In Romania, Cosmote Romania continued to make significant market inroads and gained an increasing share of new subscribers. During the second quarter of 2006 Cosmote Romania added 256,098 net new subscribers, bringing the total net additions for the first half of 2006 to 482,685, and the total number of customers to 531,619, corresponding to a market share of 4% after just six months of operations. The majority of the subscriber base (c. 86%) is prepaid as the company has been focusing on this market segment. Blended ARPU declined to € 5.4. As network coverage is improving, the customer mix is expected to lead to ARPU improvements.

Cosmote consolidated revenue for the second quarter of 2006 reached € 540.7 million, increasing by 31.6%, as a result of the consolidation of fast-growing Globul, Cosmofon and Cosmote Romania. Cosmote consolidated Operating Income Before Depreciation and Amortization in the second quarter of 2006 increased by 13.5% reaching € 203.6 million, while Operating Income Before Depreciation and Amortization as percentage of Operating revenues fell from 43.7% in the second quarter of 2005 to 37.7% in the second quarter of 2006, as the newly consolidated growth assets are at an early development phase, with lower margins currently.

Additional details are available in Cosmote’s second quarter 2006 press release issued on August 24, 2006.

3. ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures are stated below:

ROMTELECOM HIGHLIGHTS

SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005

IN ACCORDANCE WITH IFRS

€ Million	Q2 06	Q2 05	% Change	H1 06	H1 05	% Change
Revenues	217.2	239.2	-9.2%	440.0	467.4	-5.9%
Operating Income before Depreciation & amortization	71.7	105.4	-32.0%	166.7	176.8	-5.7%
Operating Income before Depreciation & Amortization as % of Operating Revenues	33.0%	44.1%	-11.1pp	37.9%	37.8%	0.1pp
Operating Income / (Loss)	6.1	40.4	-84.9%	32.5	30.9	5.2%

Net Income/(Loss)	(4.1)	46.8	N/A	14.6	59.8	-75.6%
Net Income/(Loss) Margin	-1.9%	19.6%	N/A	3.3%	12.8%	-9.5pp
Increase/(Decrease) in Gross PP&E	31.6	33.3	-5.1%	59.3	49.6	19.6%
Fixed Telephony, Lines				3,770,514	4,185,458	-9.9%

				30.06.06	31.12.05
Cash and cash equivalents				224.4	157.5	42.5%
Short-term borrowings				0.0	0.0	-
Long-term debt				(119.4)	(148.4)	-19.5%
Net Cash Position				105.0	9.1	-

In the second quarter of 2006, RomTelecom’s revenues were € 217.2 million, down 9.2% from revenues of € 239.2 million in the same period last year. The decrease is due to the drop in the number of subscriber lines and lower retail traffic, largely due to intense competition from cable operators, as well as reduced wholesale revenues.

The combination of mobile substitution and increased competition from fixed-line alternative carriers affected the number of lines, which decreased by 9.9% from June 2005 and the amount of local traffic, which decreased by 14%, while at the same time fixed-to-mobile traffic rose 4%.

Wholesale revenue declined by 16.2% despite a 16% increase in wholesale traffic. This is a result of increasing retail competition from alternative operators utilizing RomTelecom’s network at significantly reduced rates (by nearly 25%), as mandated by the Regulator.

Data services revenues, which represent a small but fast-growing segment of RomTelecom's revenues, nearly tripled in the second quarter of 2006 compared to the second quarter of 2005, in line with the company’s objective to increase non-voice services revenues. Similarly, leased line revenues have increased by 19%.

RomTelecom was not able to offset the overall decline in traffic through higher monthly rental charges. Its latest round of tariff rebalancing was approved by the Regulator and implemented in mid-August, and should enable the Company to slow down revenue erosion in the remaining part of the year.

Operating Expenses excluding depreciation and amortization rose by 8.7% to € 145.5 million, reflecting higher payroll, a € 8 million charge for additional voluntary retirement, increased advertising costs ahead of the latest tariff rebalancing, and higher provisions.

Reflecting the exceptionally low revenue level combined with higher operating expenses, Operating Income before Depreciation and Amortization as a percentage of Revenues dropped to 33.0% in the second quarter of 2006 and was virtually unchanged, at 37.9%, in the first half of the year.

The Company posted a Net Loss of € 4.1 million in the second quarter, compared to Net Income of € 46.8 million in the comparable 2005 quarter. This is largely due to the drop in Revenues and higher Operating Expenses, as well as RomTelecom’s share in the loss of Cosmote Romania (€ 7.3 million) and a foreign exchange loss of € 1.6 million this quarter, versus a € 5.1 million gain in the second quarter of last year.

Headcount reached 12,950 at the end of June 2006, down 1% compared to December 2005.

Implementation of several projects and initiatives is proceeding according to the Company’s plan:

➢

The implementation of a Next Generation Network (NGN) has been initiated, supported by the continuation of the Access Network modernization program to support broadband services;

➢

New product offerings targeting business customers and loyalty schemes addressed to residential customers;

➢

Complete deployment of a new Human Resources and Payroll platform in June 2006 as part of the integrated e-business system.

4. OTENET

OTEnet, the Internet and IP services subsidiary of OTE, offers Internet access, IP telecom solutions, IT application development and hosting services using Internet technologies.

Revenues in the second quarter of 2006 were € 28.1 million, up 24.3% compared to the second quarter of 2005, mainly as a result of the rapid growth in the number of broadband subscribers, which more than doubled during the year. Operating income before depreciation and amortization was € 1.4 million, down 58.8% compared to the second quarter of 2005, reflecting high marketing expenses relating to the promotion of ADSL products.

As of June 30, 2006, OTEnet had over 446,500 active residential customers using retail product and services and over 16,100 business customers, representing significant increases compared to the same period last year.

5. OTHER INTERNATIONAL INVESTMENTS

ARMENTEL

ArmenTel’s Revenues for the second quarter of 2006 amounted to € 36.2 million compared to € 28.6 million in the second quarter of 2005. This 26.6% increase is mainly attributable to the 33.5% increase in the number of mobile subscribers, which reached 344,000 at the end of the quarter. Operating income before depreciation and amortization reached € 17.4 million, or 48.0% of operating revenues.

6.  EVENTS OF THE QUARTER

OTE EXAMINES OPTIONS FOR THE DISPOSAL OF ARMENTEL

On April 3, 2006, OTE announced that after consultation with the Government of Armenia, it has initiated the process of examining options for the disposal of its 90% stake in Armentel, the incumbent operator in Armenia.

OTE ANNOUNCES NEW TARIFF RATES FOR HIGH-SPEED LEASED LINES

On April 5, 2006, OTE announced new reduced tariffs for high-speed leased lines for alternative (ISP and fixed-line) carriers and the launch of a wholesale discount package branded: ‘High Speed Pack’. The target is to significantly reduce the cost of high-speed data transfer, thus contributing to the development of broadband in Greece.

OTE INCREASES ITS PARTICIPATION IN COSMOTE'S CAPITAL TO 67%

In April 2006, OTE purchased in the open market 9.5 million shares of its subsidiary Cosmote SA, increasing its interest from 64.1% to 67.0%. OTE now owns a total of 223,572,294 shares out of 333,688,110 outstanding Cosmote shares.

COSMOTE ANNOUNCES INTENTION TO ACQUIRE GERMANOS  SA

On May 9, 2006, OTE’s mobile telephone subsidiary, Cosmote, announced that it has reached an agreement regarding the purchase of a 42% interest in Germanos S.A., subject to regulatory approval. Cosmote intends to launch a public tender offer for the remaining shares of Germanos S.A. Germanos is one of the most successful telecommunications retailers in Greece and Southeast Europe. Its acquisition will enable Cosmote to substantially increase its retail presence in Greece, Bulgaria, Romania and FYROM.

OTE RECEIVES OFFERS FOR ITS 90% STAKE IN ARMENTEL

On June 22, 2006, OTE announced that it received a total of 10 non-bidding offers for its 90% stake in Armentel. After reviewing the bids only four parties have been invited to participate in the next phase of the sale process.

54TH ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS

On June 22, 2006, OTE held its 54th Annual General Assembly of Shareholders, during which management reviewed its full-year results for the 2005 fiscal year. The Annual General Assembly approved the re-appointment of three Board members for a three-year term and amendments to the Company’s Articles of Association.

7.  SUBSEQUENT EVENTS

REPEATED 54TH ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS

On July 31, 2006, OTE held its second Repeated 54th Annual General Assembly of Shareholders, during which the company approved the cancellation of 432,490 treasury shares and the ensuing amendments to Article 5 (share capital), Article 25 (absolute quorum and majority) and Article 33 (Profits Distribution) of the Company’s Articles of Association.

OTE Plc’s GMTN PROGRAM INCREASED BY € 1.5 BILLION

On August 11, 2006 OTE Plc’s Global Medium Term Note Program guaranteed by OTE S.A was increased from € 3.5 billion to € 5.0 billion.

COSMOTE RECEIVED THE APPROVAL FROM EETT FOR THE ACQUISITION OF GERMANOS S.A.

On August 17, 2006, Cosmote announced that it received the decision of the National Telecommunications and Post Commission (EETT), approving the acquisition of Germanos S.A and its commercial agent, MOBILBEEP Ltd, subject to specific conditions that relate to issues of confidentiality, non-discriminatory treatment of competitors and maintenance of the “Germanos” brand name for as long as agreements between Germanos S.A and OTE Group’s competitors are still valid.

In addition to EETT decision, Cosmote received approval by the competent authorities of Bulgaria, FYROM and Ukraine.

OTE ANNOUNCES ADSL ACCESS SPEED UPGRADES, FREE OF CHARGE

On August 21, 2006 OTE announced the upgrade of all ADSL access speeds. The upgrade process is expected to last approximately three months and applies to both existing and new connections (retail and wholesale), free of charge.

8. OUTLOOK

For 2006, OTE expects a slight decline in operating revenues in its Greek fixed-line activities, while operating profitability should improve quarter after quarter mainly due to the progressive implementation of its early retirement program. At Cosmote, revenues should increase significantly, reflecting the growth of international operations, while Operating Income before Depreciation and Amortization margin will be held back by high development costs in fast-growing activities and the cost of relaunching Cosmote Romania. Finally, RomTelecom expects to post a full-year Operating Income before Depreciation and Amortization margin roughly equivalent to the level achieved in the first half of the year.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania, Serbia and Armenia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania.  At present, companies in which OTE Group has an equity interest employ over 35,000 people in seven countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst

Tel. +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

             Christina Hadjigeorgiou - Financial Analyst

                         Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2005 filed with the SEC on June 30, 2006. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005 (Under IFRS)

II.

Condensed Consolidated Income Statements for the three months and the six months ended June 30, 2006 and 2005 (Under IFRS)

III.

Analysis of Group Other Operating Expenses for the three months and the six months ended June 30, 2006 and 2005 (Under IFRS)

IV.

Condensed Consolidated Statement of Cash Flows for the three months and the six months ended June 30, 2006 (Under IFRS)

V.

Group Revenues for the three months and the six months ended June 30, 2006 and 2005 (Under IFRS)

VI.

Segment Reporting based on the Company’s legal structure

VII.

International Assets

VIII.

OTEnet

IX.

Operational Highlights

EXHIBIT I – BALANCE SHEET

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Amounts in millions of Euro)	Jun 2006	Dec 2005
ASSETS	(Unaudited)

Non - current assets:
Telecommunication property, plant and equipment	6,413.1	6,739.6
Goodwill	72.2	72.4
Telecommunication licenses	390.6	393.0
Investments	158.6	159.3
Financial Assets	219.3	-
Advances to pension funds	163.0	180.7
Deferred taxes	250.0	257.7
Other non-current assets	126.9	126.6
Total non - current assets	7,793.7	7,929.3

Current assets:
Materials and supplies	123.6	130.3
Accounts receivable	1,065.6	1,066.7
Non-current assets held for sale	273.9	-
Other current assets	411.8	411.1
Cash and cash equivalents	1,370.2	1,512.2
Total current assets	3,245.1	3,120.3

TOTAL ASSETS	11,038.8	11,049.6

EQUITY AND LIABILITIES

Equity attributable to equity holders of the parent:
Share capital	1,172.5	1,172.5
Paid-in surplus	486.6	486.6
Treasury stock	(5.9)	(5.9)
Legal reserve	256.7	256.7
Retained earnings	1,493.0	1,401.6
	3,402.9	3,311.5
Minority interest	1,208.0	1,201.9

Total equity	4,610.9	4,513.4

Non – current liabilities:
Long-term debt	2,573.8	3,104.3
Reserve for staff retirement indemnities	180.3	172.7
Reserve for voluntary retirement program	614.8	603.8
Reserve for Youth Account	282.6	284.0
Other non – current liabilities	149.4	139.9
Total non – current liabilities	3,800.9	4,304.7

Current liabilities:
Accounts payable	633.8	720.6
Short-term borrowings	9.8	14.3
Current maturities of long-term debt	782.7	321.3
Income taxes payable	136.4	81.9
Deferred revenue	132.4	179.1
Reserve for voluntary retirement program	321.7	434.9
Dividends payable	3.9	5.2
Liabilities associated with non-current assets held for sale	58.7	-
Other current liabilities	547.6	474.2
Total current liabilities	2,627.0	2,231.5

TOTAL EQUITY AND LIABILITIES	11,038.8	11,049.6

Movement in Shareholders’ equity

2006
Unaudited

Shareholders' equity, January 1	4,513.4
Dividends declared	(72.3)
Profit for the period	287.7
Net income recognized directly in equity	(117.9)
169.8

Shareholders' equity, June 30	4,610.9

EXHIBIT II – CONDENSED CONSOLIDATED INCOME STATEMENT

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Prepared under IFRS for the three months and the six months

ended June 30, 2006 and 2005 (€ million)

	Q2 06	Q2 05%		H1 06	H1 05%
	Unaudited	Unaudited	Change	Unaudited	Unaudited	Change
Revenues:
Domestic Telephony	568.9	584.3	-2.6%	1,141.5	1,154.0	-1.1%
International Telephony	92.5	103.0	-10.2%	175.9	199.8	-12.0%
Mobile Telephony	493.2	435.6	13.2%	942.5	824.7	14.3%
Other	277.3	246.3	12.6%	558.7	492.2	13.5%
Total Revenues	1,431.9	1,369.2	4.6%	2,818.6	2,670.7	5.5%

Operating Expenses:
Payroll and employee benefits	(334.5)	(330.5)	1.2%	(653.1)	(678.2)	-3.7%
Voluntary retirement costs	0.0	1.9	-	0.0	(25.1)	-

Charges from international operators	(50.6)	(68.8)	-26.5%	(97.8)	(110.3)	-11.3%
Charges from domestic telephony operators	(187.8)	(167.1)	12.4%	(362.7)	(312.7)	16.0%
Depreciation and amortization	(280.0)	(272.7)	2.7%	(564.3)	(562.2)	0.4%
Cost of telecommunications equipment	(44.7)	(43.9)	1.8%	(109.8)	(81.8)	34.2%
Other operating expenses	(296.7)	(256.0)	15.9%	(565.1)	(513.6)	10.0%
Total Operating Expenses	(1,194.3)	(1,137.1)	5.0%	(2,352.8)	(2,283.9)	3.0%

Operating Income	237.6	232.1	2.4%	465.8	386.8	20.4%
Other income / (expense):
Interest income	18.4	16.9	8.9%	28.7	28.7	0.0%
Interest expense	(46.8)	(40.7)	15.0%	(89.1)	(80.0)	11.4%
FX gain/(loss), net	(1.2)	7.9	-	0.2	33.4	-99.4%
Financial net	(29.6)	(15.9)	86.2%	(60.2)	(17.9)	236.3%

Investment income/(loss)/Gain on sale of investment	0.0	6.1	-	5.8	25.3	-77.1%
Dividends	22.5	14.7	53.1%	22.5	19.7	14.2%
Total Other income / (expense)	(7.1)	4.9	-	(31.9)	27.1	-

Profit before income taxes	230.5	237.0	-2.7%	433.9	413.9	4.8%

Income taxes	(84.7)	(69.3)	22.2%	(146.2)	(129.8)	12.6%

Profit for the period	145.8	167.7	-13.1%	287.7	284.1	1.3%

Attributable to:
Equity holders of the parent	112.2	117.2	-4.3%	221.9	196.5	12.9%
Minority interest	33.6	50.5	-33.5%	65.8	87.6	-24.9%
	145.8	167.7	-13.1%	287.7	284.1	1.3%

EXHIBIT III – GROUP OTHER OPERATING EXPENSE ANALYSIS

An analysis of Group Other Operating expenses follows:

€ million	Q2 06	Q2 05	% Change	H1 06	H1 05	% Change
Commission to dealers	53.6	39.0	37.4%	97.3	74.9	29.9%
Repairs, maintenance, cost of materials	42.5	58.9	-27.8%	93.8	103.4	-9.3%
Provision for doubtful accounts	27.9	25.8	8.1%	49.1	51.7	-5.0%
Advertising	45.6	33.9	34.5%	76.6	56.7	35.1%
Taxes other than income taxes	9.9	6.7	47.8%	21.4	16.8	27.4%
Other	117.2	91.7	27.8%	226.9	210.1	8.0%
TOTAL	296.7	256.0	15.9%	565.1	513.6	10.0%

EXHIBIT IV – STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

 Condensed Consolidated Statement of Cash Flows Prepared under IFRS for the three months and the six months ended June 30, 2006 (€ million)

	Q1 06	Q2 06	H1 06
Cash Flows from Operating Activities:
Profit before taxes	203.4	230.5	433.9
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	284.3	280.0	564.3
Provisions	51.7	52.5	104.2
Investments and financial income/loss	(17.6)	(39.6)	(57.2)
Amortization of advances to pension funds	8.8	8.8	17.6
Interest expense	42.3	46.8	89.1

Adjustments for working capital movements related to operating activities
Decrease/(increase) in materials and supplies	(6.7)	(0.2)	(6.9)
Decrease/(increase) in accounts receivable	(13.4)	2.1	(11.3)
Decrease in liabilities	(123.0)	(90.9)	(213.9)
Minus:
Interest paid	(42.1)	(6.3)	(48.4)
Income taxes paid	(14.9)	(67.7)	(82.6)
Net Cash provided by Operating Activities	372.8	416.0	788.8

Cash Flows from Investing Activities:
Acquisition of subsidiary or associate, net of cash acquired	-	(191.1)	(191.1)
Acquisition of financial assets	-	(222.8)	(222.8)
Purchase of property, plant and equipment or intangible assets	(168.5)	(230.9)	(399.4)
Interest received	9.0	10.8	19.8
Dividends received	-	6.8	6.8
Net Cash used in Investing Activities	(159.5)	(627.2)	(786.7)

Cash Flows from Financing Activities:
Proceeds from minority shareholders for issuance of subsidiary's share capital	12.0	-	12.0
Repayment of long-term debt and short-term borrowings	(26.9)	(18.8)	(45.7)
Dividends paid	-	(72.9)	(72.9)
Net Cash provided by Financing Activities	(14.9)	(91.7)	(106.6)

Net Increase/(Decrease) in Cash and Cash Equivalents	198.4	(302.9)	(104.5)
Cash and Cash equivalents at beginning of period	1,512.2	1,710.6	1,512.2
Cash and Cash Equivalents at end of period (total)	1,710.6	1,407.7	1,407.7
Cash and Cash Equivalents incl. to non-current assets held for sale	-	(37.5)	(37.5)
Cash and Cash Equivalents at end of period (balance sheet)	1,710.6	1,370.2	1370.2

EXHIBIT V – GROUP REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES

Consolidated Revenues prepared under IFRS for the three months and the six months ended June 30, 2006 and 2005 (€ million)

	Q2 06	Q2 05	% Change	H1 06	H1 05	% Change
Domestic Telephony:
Basic monthly rentals	244.3	241.5	1.2%	485.3	473.8	2.4%
Local and long distance calls
-Fixed to fixed	176.6	195.3	-9.6%	370.4	397.7	-6.9%
-Fixed to mobile	125.3	129.2	-3.0%	241.3	244.0	-1.1%
	301.9	324.5	-7.0%	611.7	641.7	-4.7%
Other	22.7	18.3	24.0%	44.5	38.5	15.6%
Total Domestic Telephony	568.9	584.3	-2.6%	1,141.5	1,154.0	-1.1%

International Telephony:
International traffic	37.3	38.4	-2.9%	69.3	76.6	-9.5%
Payments from International mobile operators	10.8	8.9	21.3%	18.6	18.6	0.0%
	48.1	47.3	1.7%	87.9	95.2	-7.7%
Payments from International operators	44.4	55.7	-20.3%	88.0	104.6	-15.9%
Total International Telephony	92.5	103.0	-10.2%	175.9	199.8	-12.0%

Mobile Telephony	493.2	435.6	13.2%	942.5	824.7	14.3%

Other Revenues:
Prepaid cards	26.7	32.4	-17.6%	47.3	62.9	-24.8%
Directories	14.0	13.9	0.7%	28.6	27.7	3.2%
Leased lines and data communications	55.2	52.3	5.5%	110.0	106.5	3.3%
ISDN, connection & monthly charges	40.0	35.0	14.3%	79.4	68.3	16.3%
Sales of telecommunication equipment	31.0	24.9	24.5%	85.3	49.7	71.6%
Internet services-ADSL	32.0	19.4	64.9%	57.0	37.7	51.2%
ATM	9.0	5.8	55.2%	16.9	12.6	34.1%
Services rendered	17.1	15.7	8.9%	31.5	27.8	13.3%
Interconnection charges	29.7	22.8	30.3%	61.0	49.5	23.2%

Miscellaneous	22.6	24.1	-6.2%	41.7	49.5	-15.8%
Total Other Revenues	277.3	246.3	12.6%	558.7	492.2	13.5%

Total Revenues	1,431.9	1,369.2	4.6%	2,818.6	2,670.7	5.5%

EXHIBIT VI – SEGMENT REPORTING  (H1 2006)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the six months ended June 30, 2006
(In millions of Euro)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	810.0	-	299.6	33.2	1,142.8
International Telephony	91.7	-	65.3	21.9	178.9
Mobile Telephony	-	1,002.4		23.8	1,026.2
Other	475.6	34.7	75.1	167.1	752.5
Total Revenues	1,377.3	1,037.1	440.0	246.0	3,100.4	(281.8)	2,818.6

Intersegment Revenues	(102.5)	(86.3)	(8.2)	(84.8)	(281.8)

Revenue from External Customers	1,274.8	950.8	431.8	161.2	2,818.6		2,818.6

Operating Expenses:
Payroll and employee benefits	(424.3)	(65.6)	(117.3)	(45.4)	(652.6)	-0.5	(653.1)
Charges from international operators	(63.6)	(16.0)	(13.8)	(7.2)	(100.6)	2.8	(97.8)
Charges from domestic telephony operators	(188.5)	(192.2)	(50.5)	(8.1)	(439.3)	76.6	(362.7)
Depreciation and amortization	(265.9)	(149.0)	(116.0)	(35.1)	(566.0)	1.7	(564.3)
Cost of telecommunications equipment	(79.0)	(33.9)	(6.4)	(2.8)	(122.1)	12.3	(109.8)
Other operating expenses	(238.4)	(335.0)	(85.3)	(97.4)	(756.1)	191.0	(565.1)
Total Operating Expenses	(1,259.7)	(791.7)	(389.3)	(196.0)	(2,636.7)	283.9	(2,352.8)

Operating Income	117.6	245.4	50.7	50.0	463.7	2.1	465.8

Operating income before depreciation and amortization	383.5	394.4	166.7	85.1	1,029.7	0.4	1,030.1
Operating income before depreciation and amortization as % of Operating revenues	27.8%	38.0%	37.9%	34.6%	33.2%	-0.1%	36.5%

EXHIBIT VI – SEGMENT REPORTING  (H1 2005)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the six months ended June 30, 2005
(In millions of Euro)
	OTE	Cosmote	Romtelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	806.3	-	323.6	20.1	1,150.0
International Telephony	113.7	-	72.7	16.7	203.1
Mobile Telephony	-	767.7	2.8	146.4	916.9
Other	422.7	23.5	68.3	145.8	660.3
Total Revenues	1,342.7	791.2	467.4	329.0	2,930.3	(259.6)	2,670.7

Intersegment Revenues	(101.0)	(90.2)	(2.9)	(65.5)	(259.6)

Revenue from External Customers	1,241.7	701.0	464.5	263.5	2,670.7		2,670.7

Operating Expenses:
Payroll and employee benefits	(439.2)	(43.5)	(151.0)	(44.7)	(678.4)	0.2	(678.2)
Voluntary retirement cost	(25.1)				(25.1)		(25.1)
Charges from international operators	(75.2)	(13.3)	(15.8)	(7.8)	(112.1)	1.8	(110.3)
Charges from domestic telephony operators	(175.7)	(143.8)	(45.8)	(27.3)	(392.6)	79.9	(312.7)
Depreciation and amortization	(269.9)	(102.4)	(127.7)	(63.9)	(563.9)	1.7	(562.2)
Cost of telecommunications equipment	(48.5)	(21.3)	(5.2)	(6.8)	(81.8)	0.0	(81.8)
Other operating expenses	(264.3)	(223.5)	(72.8)	(127.4)	(688.0)	174.4	(513.6)
Total Operating Expenses	(1,297.9)	(547.8)	(418.3)	(277.9)	(2,541.9)	258.0	(2,283.9)

Operating Income	44.8	243.4	49.1	51.1	388.4	(1.6)	386.8

Operating income before depreciation and amortization	314.7	345.8	176.8	115.0	952.3	(3.3)	949.0
Operating income before depreciation and amortization as % of Operating revenues	23.4%	43.7%	37.8%	35.0%	32.5%	1.3%	35.5%

EXHIBIT VII - INTERNATIONAL ASSETS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which is fully consolidated.

ROMTELECOM
INCOME STATEMENT
For the six months ended June 30 2006,
in accordance with IFRS (€ thousand)

H1 2006
(Unaudited)
Basic monthly rentals	133,977
Domestic Telephony calls	165,663
Domestic Telephony	299,640
International Telephony	65,328
Mobile Telephony	-
Other Revenues	75,060
Total Operating Revenues	440,028

Personnel (inc Voluntary Redundancy)	(117,339)
Other operating expenses	(156,010)
Depreciation and Amortization	(134,151)
Total Operating expenses	(407,500)

Operating income	32,528

Financial, net	(9,624)

Income before provision for income taxes	22,904

Provision for Income taxes	(8,276)

Net income	14,628

ARMENTEL

OTE has a 90% stake in ArmenTel, which is fully consolidated. ArmenTel’s key financial figures are stated below:

ARMENTEL

Highlights prepared under IFRS

for the three months and the six months ended June 30, 2006 and 2005

(Unaudited)

€ Million	Q2 06	Q2 05	% Change	H1 06	H1 05	% Change
Revenues	36.2	28.6	26.6%	68.4	51.6	32.6%
Operating Income before Depreciation & amortization	17.4	17.3	0.6%	37.0	30.5	21.3%
Operating Income before Depreciation & Amortization as % of Operating Revenues	48.0%	60.5%	-12.5pp	54.0%	59.1%	-5.1pp
Operating Income	9.6	10.1	-4.9%	21.8	16.4	32.9%
Net Income/(Loss)	7.7	9.4	-18.1%	14.8	14.6	1.4%
Net Income/(Loss) Margin	21.3%	32.9%	-11.6pp	21.6%	28.3%	-6.7pp
Increase/(Decrease) in Gross PP&E	20.0	4.5	344.4%	21.4	10.0	114.0%

Fixed Telephony, Lines				593,328	587,891	0.9%

Mobile Telephony, Total customers				344,088	257,679	33.5%

EXHIBIT VIII - OTEnet

OTE has a 94.6% stake in OTEnet, which is fully consolidated. OTEnet’s key financial figures are stated below:

OTEnet

Highlights prepared under IFRS

for the three months and the six months ended  June 30, 2006 and 2005

(Unaudited)

€ Millions	Q2 06	Q2 05	% Change	H1 06	H1 05	% Change
Revenues	28.1	22.6	24.3%	53.6	43.0	24.7%
Operating Profit	-	1.7	-	1.3	3.2	-59.4%
Operating Income before Depreciation & amortization	1.4	3.4	-58.8%	4.3	6.5	-33.8%
Operating Income before Depreciation & Amortization as % of Operating Revenues	5.0%	15.0%	-10 pp	8.0%	15.1%	-7.1 pp
Depreciation & Amortization	1.4	1.7	-17.6%	3.0	3.3	-9.1%

EXHIBIT IX –OPERATIONAL HIGHLIGHTS

Operational Highlights for the quarters
ended June 30, 2006 and 2005
OTE	Q2 06	Q2 05	% Change
PSTN lines	4,822,307	4,945,910	-2.5%
ISDN, 64kb equiv. lines	1,373,932	1,299,236	5.7%
Total lines	6,196,239	6,245,146	-0.8%

ADSL subscribers	300,053	88,379	239.5%

COSMOTE (Greece)
Pre-paid sub.	3,108,936	2,687,224	15.7%
Contract sub.	1,773,487	1,692,293	4.8%
Total subscribers	4,882,423	4,379,517	11.5%

AMC
Total subscribers	849,466	730,786	16.2%

GLOBUL
Total subscribers	2,688,077	1,936,126	38.8%

COSMOFON
Total subscribers	432,689	329,622	31.3%

COSMOTE ROMANIA
Total subscribers	531,619	-	-

OTE net
Residential clients	446,500	365,300	22.2%
Business clients	16,194	12,420	30.4%

Employees:
-OTE	12,511	15,925	-21.4%

-COSMOTE (Greece)	2,141	2,081	2.9%
-RomTelecom	12,950	15,254	-15.1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: August 30, 2006

By: /s/ Iordanis Aivazis

-----------------------------------------

Name: Iordanis Aivazis

Title: Chief Financial Officer